Exhibit 99.2 Dear Shareholders, We delivered strong results in the second quarter of 2025, and we continue to be excited about the opportunities the AI revolution presents to Similarweb. Our second quarter results reflect the value of our comprehensive and proprietary Digital Data which is trusted by thousands of customers to generate actionable insights that empower them to make critical decisions and win their markets. Total revenue in the second quarter of 2025 (Q2-25) increased by 17% (YoY) compared to an increase of 13% (YoY) in the second quarter of 2024 (Q2-24), reflecting the strong demand for our Digital Data. Our customer base increased by 18% YoY to 5,951 ARR customers and our remaining performance obligations (RPO) increased by 26% YoY, faster than revenue growth. We delivered our seventh consecutive quarter of positive normalized free cash flow and returned to generating non-GAAP operating profit. The commercial interest in our Generative AI data and solutions is encouraging. Revenues from Generative AI data and solutions accounted for nearly 8% of Q2 revenues and are among our fastest growing revenue streams. We are reiterating full year revenue expectations and increasing our operating profit forecasts following our better than expected results in the second quarter and our disciplined execution. Business performance Total revenue for Q2-25 was $71.0 million, an increase of 17% compared to $60.6 million in the second quarter of 2024 (Q2-24), exceeding the top end of our estimate range. 1 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Our Q2-25 results benefited from growth in overall customers and, in particular, big-tech customers who licensed our Digital Data for developing their Generative AI applications and LLMs. Over the last 18 months, Similarweb has become a premier provider of digital data for these purposes. The sales cycle for these transactions is different, and typically longer, than the sales cycle for our productized solutions. The sales cycle for data licensing for Generative AI and LLMs begins with a customer’s evaluation of a sample set of our data to assess the efficacy of our Digital Data and its fitness for the customer’s purpose. The evaluation period may last several months during which our team works closely with the customer’s data scientists to ensure a successful outcome. We currently charge customers a one-time fee for the evaluation data which is recognized upon delivery or the completion of the evaluation period. Upon completing a successful evaluation, our sales team seeks to negotiate and secure an order for recurring revenue which to date, has typically amounted to 7-digit ARR contracts. The entire sales cycle for these transactions is typically between 9-12 months. Our Q2-2025 results benefited from one-time fees from customers who completed their evaluations at the end of the quarter, including some which were successfully completed earlier than expected. We are optimistic about the potential for these positive evaluations to convert to ARR contracts in the second half of 2025. 2 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 We continue to see strong demand at the top-of-funnel from companies of all sizes who appreciate the criticality of Similarweb Digital Data for their business. The graph above illustrates the revenue growth that reflects the demand for our data and solutions. Our customer base is composed of customers of all sizes, including many of the largest global brands. We analyze our growth metrics for the overall business as well as for those customers who generate more than $100,000 in ARR. The ARR from this important customer segment represents 63% of our total ARR as of June 30, 2025. The number of customers who generate more than $100,000 in ARR grew from 383 as of June 30, 2024, to 433 as of June 30, 2025, representing an increase of 13% YoY. As this customer cohort grew, the average annual revenue per customer increased as well to approximately $370,000, as compared to $368,000 in Q2-24. 3 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 * excluding recent acquisitions While our largest customers continue to grow, we are encouraged by the velocity of the growth in overall new customers as well. Our overall ARR customer base increased to 5,951 accounts, as of June 30, 2025, representing an 18% increase year-over-year and continues to grow faster than revenues, which we believe is a good indication of the demand and the potential of our data and solutions. * excluding recent acquisitions In Q2-25, we achieved an overall NRR of 100% and an NRR of 108% for our $100,000+ ARR customers. The YoY improvement in overall NRR reflects our efforts in retaining and growing our business across our diverse customer base. The investments made in our account management and customer success teams continue to generate good returns. Notably, the renewal rate in Q2-2025 was our highest in three years. 4 Similarweb Q2 2025 Shareholder Letter similarweb
Exhibit 99.2


NRR All Customers
101%
99%
98%
98%
99%
101%
101%
101%
100%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

The NRR for the $100,000+ customers reflects the significant upsells of a number of large contracts booked during 2024. These customer contracts are now included in the NRR baseline in 2025.


NRR $100K+ ARR Customers
110%
108%
107%
107%
109%
111%
112%
111%
108%
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025

As an example, a UK- based global retailer has demonstrated how Similarweb can rapidly scale from a single product and use case to an enterprise-wide solution. Our relationship began in 2023 with a ~$30K purchase of Similarweb Web Intelligence to support its eCommerce team. Within two years, the customer expanded and deployed Similarweb across brand, trade, performance marketing, SEO, and analytics teams throughout Europe. More recently, it added API access to support deeper reporting and strategic planning. By Q2 2025, the customer's spend grew by almost 7X to more than $200K of ARR, demonstrating how Similarweb can become embedded across workflows, regions, and decision-making layers in a short period of time.

5 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 We believe Similarweb Digital Data has become more important to our customers’ decision processes at all levels of their organizations. As of the end of Q2-25, 57% of our ARR was generated from customers who contracted under multi-year subscription commitments, compared to 44% at the same time last year and 36% three years ago. We continue to believe this is a strong indicator of the long-term durability of our customer relationships and demand for our solutions. In Q2-2024, we signed a 7 figure ARR contract with a big-tech customer to use Similarweb’s data to train and improve its LLMs. This customer also uses 4 of our solutions across multiple business units and geographies and, together with the incremental purchase, became Similarweb’s first 8 figure ARR customer. In June, this customer renewed and expanded that contract for developing Generative AI applications and LLMs with a multi-million dollar ARR upsell for another two years. We believe that this transaction demonstrates the durability of these AI transactions as a recurring revenue stream. Our Remaining Performance Obligations (RPO) totaled $273.8 million at the end of Q2-25, up 26% YoY from $216.6 million at the end of Q2-24. We expect to recognize approximately 68% of total Q2-25 RPO as revenue over the next 12 months. 6 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Business highlights At our core, we are a data company. Our unique data asset, Similarweb Digital Data, provides the foundation for our solutions and consists of our proprietary estimations of the performance of companies, markets, products, consumer behavior, and trends in the digital world. We invest continuously in our technology and analytics to expand and enhance our data in order to deliver the most comprehensive and valuable understanding of the ever-changing digital landscape. As part of our mission to provide a 360° view of the digital world, we’ve significantly expanded our product offering in 2025 to empower customers with faster, deeper insights across the digital landscape. We launched Similarweb Ad Intelligence, giving businesses a clearer and more complete view of the digital marketing universe. We also introduced enhanced modules for mobile app intelligence and GenAI intelligence—each representing a key layer in how users interact with digital content today. Similarweb and the AI revolution The AI revolution is accelerating, and we are already seeing clear traction across key use cases. As a leading supplier of digital data, the AI revolution presents significant opportunities for us. High quality, comprehensive, actionable and trusted data, like Similarweb’s, is a critical and foundational component for every AI and LLM tech stack. We’re focused on three high-impact opportunities where we believe that Similarweb is uniquely positioned to lead: 1. Generative AI & LLM Data Partnerships - we are supplying our unique and fresh Digital Data to companies that are building their own LLMs and Generative AI applications. 2. GenAI Intelligence - with ChatGPT reaching close to 700 million weekly users, generative AI is reshaping how people discover and engage online. To help brands lead in this shift, we launched our Gen AI Intelligence suite. - In April, we introduced AI Traffic to show how much website traffic comes from GenAI sources —along with the prompts and landing pages driving it. - In June, we expanded the suite with AI Brand Visibility, giving companies daily insights into how often they are cited in AI-generated content across key topics. 7 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 These innovations position Similarweb as a key partner for businesses adapting to the changing dynamics of digital discovery. 3. AI Agents - We introduced and are rolling out AI agents to help our customers maximize the utility of our data in the most efficient manner. By deploying our AI agents across various use cases we can dramatically reduce the time these tasks require and the time-to-value for customers. Our AI Agents have quickly become a major source of customer excitement, with usage growing 60% month-over-month since launch. As noted above, AI related revenues accounted for approximately 8% of revenues in the second quarter and are among our fastest growing revenue streams. The pipeline for these opportunities is encouraging. Similarweb data available on the Bloomberg Terminal At the beginning of June, Similarweb digital data went live on the Bloomberg Terminal, following the agreement announced earlier this year. Bloomberg will now provide our insights to the global investment community via its Alternative Data Analytics Platform {ALTD<GO>}. Investors will now have access to near real-time visibility into online traffic performance that will grow to cover 3,000 public and private companies, helping them uncover emerging trends and better anticipate shifts in business performance. 8 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Bloomberg’s selection of Similarweb is a significant milestone for us and a strong testament to the accuracy, depth, and relevance of our digital data. Our Financial Results When examining our financial results, please note that references to expenses and operating results (other than revenue) are presented both on a GAAP and on a non-GAAP basis below, and that all non-GAAP results are reconciled to the most directly comparable GAAP results in the financial statements exhibits presented at the end of this letter. Revisiting our top line results, in Q2-25 we delivered revenue of $71.0 million, reflecting 17% growth as compared to Q2-24, driven primarily by an increase in the number of customers as well as from the revenue from licensing our Digital Data for Generative AI applications and LLMs, as discussed above. Our GAAP gross profit totaled $56.7 million and our non-GAAP gross profit totaled $57.5 million in Q2-25, compared to $48.1 million and $49.5 million in Q2-24, respectively. Non-GAAP gross margin decreased to 81% in Q2-25, versus 82% in Q2-24, mainly attributable to our investment in GenAI as well as new solutions, in line with our strategy, but increased sequentially as compared to 80% in Q1-25. Our GAAP operating expenses increased to $63.6 million and our non-GAAP operating expenses increased to $55.1 million in Q2-25 from $49.0 million and $44.2 million in Q2-24, respectively. On a marginal basis, non-GAAP operating expenses increased and represented 78% of revenue in Q2-25 as compared to 73% of revenue in Q2-24 but decreased sequentially as compared to 82% in Q1-25. Specific components of our second quarter 2025 operating expenses: Our GAAP research and development investment increased to $18.3 million and our non-GAAP research and development investment increased to $15.9 million in Q2-25, from $12.2 million and $10.9 million in Q2-24, respectively. As a percentage of revenue, non-GAAP research and development expenses increased to 22% in Q2-25, as compared to 18% in Q2-24, but decreased sequentially as compared to 24% in Q1-25. We expect non-GAAP research and development expenses to increase in absolute dollars as we continue to invest in our data moat and innovation and expand our R&D team. 9 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 GAAP sales and marketing expenses increased to $31.8 million and non-GAAP sales and marketing expenses increased to $29.2 million in Q2-25, from $25.9 million and $24.4 million in Q2-24, respectively, driven primarily by the increased investment in our sales force, as discussed above. As a percentage of revenue, non-GAAP sales and marketing expenses increased to 41% in Q2-25, as compared to 40% in Q2-24, in-line with expectations, but decreased sequentially as compared to 44% in Q1-25. The new salespeople we hired beginning in the fourth quarter of 2024 are ramping as planned and we are starting to benefit from improved productivity. The number of sales people booking deals increased by 50% YoY in Q2-25. We continue to expect increased revenue contribution from this team later this year. An operating tenet in our model is that our sales and marketing costs are divided with approximately 45% to 50% attributable to new customer acquisition (land), and the remaining 50% to 55% attributable to retention, upselling and cross-selling (expand) of our existing customer base. When analyzing our investment in customer acquisition costs (CAC) for growth efficiency, we track an estimated payback period. As of Q2-25, the average payback ranges between 21 and 22 months, primarily due to long sales cycles over the last year. Payback from expansion and customer retention costs (CRC) is faster than payback on new customer CAC such that we are generating a 58%-62% contribution margin on our recurring customer base which contributes meaningfully to our growth efficiency. We intend to continue to invest in customer acquisition to support future growth, as well as in customer retention to drive NRR and to increase the lifetime value of our customers. GAAP general and administrative costs increased to $13.4 million from $11.0 million in Q2-24, and our non-GAAP general and administrative costs increased to $9.9 million in Q2-25 from $8.9 million in Q2-24. As a percentage of revenue, non-GAAP general and administrative expenses decreased to 14% in Q2-25, an improvement of 1 percentage point compared to Q2-24. Q2-25 GAAP operating loss was ($6.9) million or (10%) of revenue, compared to ($1.0) million or (2%) of revenue for the second quarter of 2024. Q2-25 non-GAAP operating profit was $2.4 million or 3% of revenue, compared to a non-GAAP operating profit of $5.3 million or 9% of revenue for the second quarter of 2024, exceeding our guidance range. We plan to continue to generate non-GAAP operating profit in the future. 10 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 * non-GAAP As illustrated in the chart above, over the last three years we have improved non-GAAP operating margins by 4,500 basis points from minus 42% in the second quarter of 2022 to 3% in Q2-25. This performance and our unit economics provide us with confidence in our ability to improve profitability. We are introducing disclosure of both non-GAAP net income (loss) and non-GAAP income (loss) per share. GAAP net loss was ($11.9) million compared to ($0.7) million for the second quarter of 2024. Non-GAAP net income was $1.1 million or 2% of revenue, compared to $4.2 million or 7% of revenue for the second quarter of 2024. GAAP net loss per share was ($0.14), compared to ($0.01) for the second quarter of 2024. Non-GAAP basic and diluted income per share was $0.01, compared to $0.05 for the second quarter of 2024. 11 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 We ended the second quarter with $59.3 million in cash and cash equivalents and no outstanding debt. Net cash generated from operating activities was $2.9 million in Q2-25, compared to $7.3 million in Q2-24. Non-GAAP normalized free cash flow was $3.8 million in Q2-25, compared to $6.3 million in Q2-24. Importantly, Q2-25 is the seventh consecutive quarter of positive free cash flow, which we aim to sustain going forward. Our Business Outlook Following the results of the first half and the progress we have discussed above, we are maintaining the revenue guidance for the full year that we provided in May. We expect total revenue in the range of $285.0 million to $288.0 million, representing 15% year over year growth at the midpoint of the range. We expect non-GAAP operating profit for the full year to be between $5.0 million and $7.0 million, an increase from our previous expectation. For the third quarter of 2025 (Q3-25), we expect total revenue in the range of $71.5 million to $72.0 million and non-GAAP operating profit for Q3-25 to be in the range of $1.5 million to $2.0 million. Our Focus on Profitable Growth At the beginning of 2025, we shared with you our three strategic objectives for the year and are pleased with the progress that we made during the first half of 2025: (1) To expand our investment to enhance our Digital Data to provide our customers with the tools and capabilities to compete and win in the rapidly evolving digital world. During the first half of 2025 we launched a series of new products, as discussed above, including Gen AI Intelligence, App Intelligence and Ad Intelligence, as part of our efforts to provide the most comprehensive view of the digital world. (2) Expand our GTM teams and land additional enterprise customers as we continue to expand the existing enterprise customer base. We completed the expansion of our sales team at the end of the first quarter. We are encouraged by the improving productivity as the new hires ramp and that more than 80% of the new hires are 12 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 expected to be fully ramped by the end of the third quarter. We are encouraged by the 18% YoY increase in total customer accounts and 13% YoY growth in $100,000 customers that account for 63% of revenues. (3) To operate efficiently. Q2-25 was our seventh consecutive quarter of positive free cash flow and we reported positive non-GAAP operating profit, exceeding our expectations. We plan to remain profitable on a non-GAAP basis and cash-generative on a quarterly basis. We believe that our culture of disciplined execution will continue to create opportunities for us to perform well in the future. We remain focused on working to become a “Rule of 40” company on an annual basis over time. As we shared with you in the past, global macroeconomic conditions may continue to present challenges for our business and for our customers, but we believe that much of what we believe is needed to achieve our strategic objectives is within our control. We continue to make significant progress towards our long-term profit and free cash flow margin targets and look forward to sharing our progress with you. As we like to say, we are still “just getting started”. Thank you for your continued support as a shareholder. Sincerely, Or Offer Founder and Chief Executive Officer Jason Schwartz Chief Financial Officer 13 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Consolidated Balance Sheets 14 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Comprehensive Income (Loss) 15 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Share-based compensation costs included above: 16 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Consolidated Statements of Cash Flows 17 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP gross profit to Non-GAAP gross profit 18 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating loss to Non-GAAP operating profit 19 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of GAAP operating expenses to non-GAAP operating expenses 20 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Reconciliation of Net loss (GAAP) to non-GAAP Net income (loss) Reconciliation of net cash provided by operating activities (GAAP) to Free cash flow and Normalized free cash flow 21 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 Forward-Looking Statements This letter to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements relating to our guidance for the third quarter and full year of 2025 described under "Business Outlook,” the expected performance of our business, future financial results, strategy, long-term growth and overall future prospects, and our acquisitions and our offerings, our customers’ continued investment in digital transformation and reliance on digital intelligence, our products and solutions and the size of, and our ability to capitalize on, our market opportunity and our plans to invest in sales and R&D. Forward-looking statements include all statements that are not historical facts. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. These forward-looking statements reflect our current views regarding our intentions, products, services, plans, expectations, strategies and prospects, which are based on information currently available to us and assumptions we have made. Actual results may differ materially from those described in such forward-looking statements and are subject to a number of known and unknown risks, uncertainties, other factors and assumptions that are beyond our control. Such risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) our expectations regarding our revenue, expenses and other operating results; (ii) our ability to acquire new customers and successfully retain existing customers; (iii) our ability to increase usage of our solutions and upsell and cross-sell additional solutions; (iv) our ability to sustain profitability; (v) anticipated trends, growth rates, rising interest rates, rising global inflation and current macroeconomic conditions, and challenges in our business and in the markets in which we operate, and the impact of the October 2023 attack by Hamas and other terrorist organizations, and Israel's subsequent war against them, on geopolitical and macroeconomic conditions or on our company and business; (vi) future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements; (vii) the costs and success of our sales and marketing efforts and our ability to promote our brand; (viii) our reliance on key personnel and our ability to identify, recruit and retain skilled personnel; (ix) our ability to effectively manage our growth, including continued international expansion; (x) our reliance on certain third party platforms and sources for the collection of data necessary for our solutions; (xi) our ability to protect our intellectual property rights and any costs associated therewith; (xii) our ability to identify and complete acquisitions that complement and expand our reach and platform; (xiii) our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business, including in Israel, the United States, the European Union, the United Kingdom and other jurisdictions where we elect to 22 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 do business; (xiv) our ability to compete effectively with existing competitors and new market entrants; and (xv) the growth rates of the markets in which we compete. These risks and uncertainties are more fully described in our filings with the Securities and Exchange Commission, including in the section entitled “Risk Factors” in our Form 20-F filed with the Securities and Exchange Commission on February 27, 2025, and subsequent reports that we file with the Securities and Exchange Commission. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, we cannot guarantee future results, levels of activity, performance, achievements, or events and circumstances reflected in the forward-looking statements will occur. Forward-looking statements represent our beliefs and assumptions only as of the date of this letter, August 12, 2025. Except as required by law, we undertake no duty to update any forward-looking statements contained in this letter as a result of new information, future events, changes in expectations, or otherwise. Certain information contained in this letter relates to or is based on studies, publications, surveys, and other data obtained from third-party sources and the Company's own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this letter, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy, or completeness of any information obtained from third-party sources. In addition, all of the market data included in this letter involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Non-GAAP Financial Measures This letter to shareholders contains certain financial measures that are expressed on a non-GAAP basis. We use these non-GAAP financial measures internally to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes. We believe these non-GAAP financial measures, when taken collectively, may be helpful to investors because they provide consistency and comparability with past financial performance by excluding certain items that may not be indicative of our business, results of operations, or outlook. However, non-GAAP financial measures have limitations as an analytical tool and are presented for supplemental informational purposes only. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP and should not be considered a measure of liquidity. Free cash flow represents net cash provided by operating activities, less capital expenditures and 23 Similarweb Q2 2025 Shareholder Letter

Exhibit 99.2 capitalized internal-use software costs. Normalized free cash flow represents free cash flow less capital investments related to the Company's headquarters, payments received in connection with these capital investments and deferred payments related to business combinations. Non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP gross profit, non-GAAP gross margin, non-GAAP research and development expenses, non-GAAP research and development margin, non-GAAP sales and marketing expenses, non-GAAP sales and marketing margin, and non-GAAP general and administrative expenses, non-GAAP net income (loss) and non-GAAP income (loss) per share represent the comparable GAAP financial figure operating income (loss) or expense, less share-based compensation, adjustments and payments related to business combinations, amortization of intangible assets and certain other non-recurring items, non-operating foreign exchange gains or losses and the relevant net tax effect as applicable and indicated in the above tables. Other Metrics Customer acquisition costs (CAC) represent the portion of sales and marketing expenses allocated to acquire new customers. Customer retention costs (CRC) represent the portion of sales and marketing expenses allocated to retain existing customers and to increase existing customers’ subscriptions. Annual recurring revenue (ARR) represents the annualized subscription revenue we would contractually expect to receive from customers assuming no increases or reductions in their subscriptions. CAC payback period is the estimated time in months to recover CAC in terms of incremental gross profit that newly acquired customers generate. Net retention rate (NRR) represents the comparison of our ARR from the same set of customers as of a certain point in time, relative to the same point in time in the previous year, expressed as a percentage. 24 Similarweb Q2 2025 Shareholder Letter